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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43068



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 Wincopin Circle
(No. and Street)

Columbia	MD	21044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Barton Harvey III 410-964-0552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Barton Harvey III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Reznick
Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENTERPRISE EQUITIES, INC.
(a wholly-owned subsidiary of
Enterprise Community Investment, Inc.)

SEC ID#: 8-43068

DECEMBER 31, 2006

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

TABLE OF CONTENTS



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the following financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc.) for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Balance Sheet	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2006, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
January 29, 2007

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

BALANCE SHEET

December 31, 2006

ASSETS

Cash and cash equivalents	$	154,358
Due from Enterprise Community Investment, Inc., net		226,200
Prepaid expenses and deposits		17,601
TOTAL ASSETS	$	398,159

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	230,263
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		117,896
Total stockholder's equity		167,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	398,159

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

REVENUE	
Consulting fee income	$ 548,372
Interest income	4,148
Total revenue	552,520
OPERATING EXPENSES	
Commission costs	426,688
Payroll and benefits	61,276
Professional fees	26,987
Licenses and membership fees	22,423
Other operating expenses	15,146
Total operating expenses	552,520
NET INCOME	$ -

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Common stock		Additional paid-in capital		Retained earnings		Total stockholder's equity	
Balance, December 31, 2005	$	1,000	$	49,000	$	117,896	$	167,896
Net income		-		-		-		-
Balance, December 31, 2006	$	1,000	$	49,000	$	117,896	$	167,896

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities	
Changes in assets and liabilities:	
Prepaid expenses and deposits	(3,610)
Due from Enterprise Community Investment, Inc., net	(234,029)
Accounts payable and accrued expenses	227,123
Net cash used in operating activities	(10,516)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	164,874
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 154,358
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Payments made for income taxes	$ 2,000

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Enterprise Equities, Inc. (we or us) is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Community Investment, Inc. (Enterprise). Enterprise Community Partners, Inc., a nonprofit publicly supported charitable foundation, is the sole shareholder of Enterprise.

We were established as a captive broker-dealer of Enterprise for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the National Association of Securities Dealers, Inc. (NASD). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered NASD Broker Dealer in 20 states throughout the United States of America and the District of Columbia.

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Consulting Income

Consulting income is recorded at the time such fees are earned.

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 2006, included in cash is cash equivalents of $74,290, which was invested in a money market mutual fund. This investment is not insured by the Federal Deposit Insurance Corporation.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE 2 - INCOME TAXES

We have an unwritten tax-sharing agreement with Enterprise. Pursuant to the unwritten agreement, we are included in the consolidated Federal income tax return filed by Enterprise and we pay or receive an amount equal to the Federal income tax expense or benefit we would have recognized had we filed a separate Federal income tax return. There are no amounts due to or from Enterprise at December 31, 2006 under the tax-sharing agreement. No deferred tax balances have been recorded since there are no temporary differences for Federal or state income tax purposes.

We paid minimum state taxes of $3,200 for the year ended December 31, 2006 and this expense is included in other operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENT

We are required to comply with the uniform net capital rule of the Securities and Exchange Commission (SEC). This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

Computation of net capital and the ratio of aggregate indebtedness to net capital under the uniform net capital rule as of December 31, 2006 are as follows:

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	230,263
Total aggregate indebtedness	$	230,263
Net capital:		
Credit items:		
Common stock	$	1,000
Additional paid-in capital		49,000
Retained earnings		117,896
		167,896
Debit items:		
Prepaid expenses and deposits		17,306
Sweep account balance		74,290
		91,596
Net capital	$	76,300
Ratio of aggregate indebtedness to net capital		3.0179

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2006.

NOTE 4 - SCHEDULES

There are no other supporting schedules included herewith since the information required under Rule 17a-5 of the SEC is included in the notes to the financial statements or is not applicable as we are claiming an exemption under Rule 15c3-3 from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE 5 - COMMISSION COSTS

We entered into two broker agreements in 2006 with a third party service provider to assist us in raising capital to be used by Enterprise in promoting affordable housing investments. Under these agreements, we incurred expenses of $426,688 during the 12 months ended December 31, 2006. Of this amount, $230,263 remains unpaid and is included in accounts payable and accrued expenses on the balance sheet as of December 31, 2006.

NOTE 6 - DUE FROM ENTERPRISE COMMUNITY INVESTMENT, INC., NET

The net amounts due from Enterprise as of December 31, 2006 consists of the following:

Due from Enterprise under consulting agreement	$	475,982
Due to Enterprise for reimbursement of costs paid on our behalf under consulting agreement		(249,782)
Due from Enterprise Community Investment, Inc., net	$	226,200

The amounts due to Enterprise are noninterest bearing and payable on demand. Additionally, any and all amounts owed to Enterprise and/or its affiliates are subordinate to all of our other debt and obligations to other parties.

We have a consulting agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Annual fees in the amount of $64,800 are payable under the terms of the agreement and were recognized in the year ended December 31, 2006. In addition, costs incurred by us for the benefit of Enterprise in excess of $64,800 are also charged to Enterprise. During the year ended December 31, 2006, these excess costs, net of interest income earned, totaled $483,572 and were primarily attributed to the broker agreements discussed in note 5. The agreement with Enterprise will continue until terminated by either us or Enterprise with 30 days notice.

As we have no employees of our own, all of our costs are paid for by Enterprise and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll and benefit costs are allocated to us based on the time spent in performing these activities by

Enterprise's employees. All other costs incurred with Enterprise are allocated to us on an actual or usage basis.



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

In planning and performing our audit of the financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc.) for the year ended December 31, 2006 on which we issued our report dated January 29, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.